September 6, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall

    Division of Corporation Finance

Re:	iShares Silver Trust - Registration Statement on Form S-1 (File No. 333-125920)

Response to Staff Comment Letter dated July 18, 2005

Dear Mr. Schwall:

Thank you for your letter dated July 18, 2005 setting forth the comments of the staff of the Securities and Exchange Commission to the Registration Statement on Form S-1 filed on June 17, 2005 in respect of shares to be issued by the iShares Silver Trust, a trust to be governed by the laws of the State of New York.

The responses to the staff’s comments are set forth below. For convenience, we have re-typed in italics the staff’s comment preceding each response.

Prospectus Cover Page

1.	We note you statement in the first paragraph of this section that the London branch of JP Morgan Chase Bank, N.A., is the Custodian of the trust. We also note that your Custodian Agreement specifies that the governing law is English law and the jurisdiction is the English courts.

Disclose in your filing, more prominently, these important issues, as well as the fact that shareholders’ recourse against the Custodian and any Subcustodian is limited. Also, if true, state whether the recourse against the Trust or Trustee, or any other party, as a result of this choice of law, is limited.

Also, file an opinion of counsel to support the statements regarding English Law.

New language has been added in the cover page, to the definition of “Custodian Agreement” (page iv) and in the Summary section of the prospectus (page 1) regarding the fact that the Custodian Agreement is governed by English law. The Sponsor respectfully observes that the Custodian Agreement does not contain an exclusive submission to the jurisdiction of English courts and that JPMorgan Chase Bank, N.A. has sufficient business in the United States of America to be subject to jurisdiction in this country.

New language has also been added (pages 2 and 30 of the prospectus) to the effect that claims by shareholders against the custodian may be limited.

The opinion requested is filed as Exhibit 99.1 to the Registration Statement.

Prospectus Summary, page 1

2.	We note your statement that iShares are currently listed and traded on the AMEX. We assume you mean will be traded after they are registered. Please advise.

The language objected to by the staff has been amended on the cover page and in pages 1, 2, 9 and 20 of the prospectus.

Plan of Distribution, page 38

3.	Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing. Consult Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

We may comment further.

The Initial Purchaser has informed the sponsor that it does not plan to engage in any electronic offer, sale or distribution of the shares.

4.	Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing. Consult Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

We may comment further.

As mentioned above, the Initial Purchaser has informed the sponsor that it does not plan to engage in any electronic offer, sale or distribution of the shares.

Where you can find more information, page 45

5.	Please update the address of the SEC.

The address of the SEC has been updated.

Financial Statements

6.	We will review the financial statements in your filing once they are completed. Note that the financial statements must meet the requirements of Item 11(e) of Form S-1.

The staff’s comment has been noted.

Part II

Exhibits 5.1 and 8.1

7.	Please include signed copies of your opinions of counsel with your next amendment.

Executed opinions of counsel will be filed in the form provided with the initial filing once the Trust has been formed and the corresponding dates of the agreements referred to in such opinions may be included therein.

General

8.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

There is currently no intention to include any artwork or graphics in the prospectus.

9.	Similarly, pursuant to Section II.B.2.i of Release 33-6900, please provide us with copies of any sales literature you intend to use in connection with this offering prior to its use. Also, please confirm that you will continue to abide by this obligation subsequent to effectiveness of the current registration statement.

Copies of the sales literature to be used in connection with this offering will be provided to the staff prior to being used. The sponsor respectfully requests that, in the case of the trust, which will be continuously offered over its full life expectancy of 40 years, it be allowed to submit to review by the NASD any sales literature to be used subsequent to the effectiveness of the registration statement.

10.	Provide the omitted information throughout your documents reflected by periods.

The staff’s comment has been noted.

11.	We remind you that as stated in Securities Act Release No. 5180, a registrant is “in registration” at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff’s position in your response.

The staff’s position is acknowledged.

*        *        *

Please direct any comments or questions regarding the enclosed materials to the undersigned at (212) 878-8075 or to Grace Park at (212) 878 3152.

Sincerely,

/s/ David Yeres
David J. Yeres

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